Exhibit 99.1

FCA Announces Leadership Change

Fiat Chrysler Automobiles (“FCA”) (NYSE: FCAU MTA: FCA) announces the appointment of Massimiliano "Max" Trantini as President of Guangzhou Automobile Group (GAC) Fiat Chrysler Automobiles Sales Co., Ltd., its sales company with GAC in China.
Trantini brings deep industry experience to this role, with prior positions that include Chief Executive Officer (CEO) at Getrag Jiangxi Transmissions, CEO at the transmission joint venture company between FCA and GAC and, most recently, Director of China Business for FCA.
The move is part of ongoing actions FCA is taking to improve the competitiveness of its business in China.
The appointment is effective immediately. Daphne Zheng, currently president of the sales company and FCA's Chief Operating Officer for China, is leaving the Group.
London, 29 April 2019

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